UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 000-28508

Flamel Technologies, S.A.

(Translation of registrant’s name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

In March and April 2014, Flamel Technologies issued the press releases attached hereto as Exhibit 99.1 and 99.2 and incorporated herein by reference.

EXHIBIT LIST

Exhibit Number	Description
99.1	Press release announcing fourth quarter and full year 2013 results
99.2	Press release announcing positive results of a First-in-Man Clinical Trial with Micropump® Sodium Oxybate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 10, 2014	Flamel Technologies, S.A.

	By:	/s/ Michael S. Anderson
Name: Michael S. Anderson
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release announcing fourth quarter and full year 2013 results
99.2	Press release announcing positive results of a First-in-Man Clinical Trial with Micropump® Sodium Oxybate